Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year and three months ended June 30, 2009

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying audited consolidated financial statements for the years ended June 30, 2009, 2008 and 2007 and notes thereto.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 16 to the audited consolidated financial statements for the fiscal year ended June 30, 2009. All amounts presented are in Canadian dollars unless otherwise stated. In this report, “the Company”, “YM”, “we”, “us”, and “our” refer to YM BioSciences Inc. and its consolidated subsidiaries. This document is current in all material respects as of September 24, 2009.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates by reference forward-looking statements. All statements, other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements, to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

OVERVIEW OF BUSINESS

YM BioSciences Inc. (the “Company”) is engaged in the licensing and commercialization of drug products and technologies from original research. The Company evaluates drug projects, technologies, and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Company expends money on the evaluation, in-licensing and further development of certain drug products and on providing out-licensing, marketing, clinical development and regulatory affairs skills, intellectual property management and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and taking them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures either directly or pursuant to agreements with certain licensees or partners. These expenditures will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners. The Company plans to generate its revenues from out-licensing the licensed products or from the direct commercialization of the products.

The Company does not have its own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED ANNUAL FINANCIAL INFORMATION

	Year ended June 30,
	2009	2008	2007

Out-licensing revenue	4,543,280	4,859,085	4,407,890
Interest income	1,070,264	2,584,080	3,239,540

Expenses:
Licensing and product development	14,172,845	15,631,550	28,758,469
General and administrative	4,839,870	6,831,955	6,978,336
Impairment	-	-	1,829,538

Loss for the year	(13,069,466)	(14,885,744)	(31,730,240)
Deficit, beginning of year	(133,182,485)	(118,296,741)	(86,566,501)
Deficit, end of year	(146,251,951)	(133,182,485)	(118,296,741)

Basic and diluted loss per common share	(0.23)	(0.27)	(0.57)

Total Assets	46,069,936	63,073,239	81,739,800

RESULTS OF OPERATIONS

Year ended June 30, 2009 compared to year ended June 30, 2008

Out-licensing Revenue
Revenue from out-licensing decreased by $316 thousand for the year ended June 30, 2009 compared to the year ended June 30, 2008.  The decrease  is mainly attributable to the 12 month extension of the revenue recognition period for the initial payment from Daiichi Pharmaceutical Co., Ltd (“Daiichi”), as a result of a revision to the estimated period of the collaboration.  The majority of YM’s out-licensing revenue comes from five out-licensing agreements with third party licensees. The licensing agreements include a non-refundable up-front payment from the licensees. The initial license fees have been recorded as deferred revenue and are being recognized over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received. The largest of these contracts was entered into in July 2006 with Daiichi, a subsidiary of Daiichi Sankyo Co., Ltd. The agreement licensed the commercial rights for nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227 million. This initial license fee has been recorded as deferred revenue and is being recognized over the revised estimated period of collaboration of five years. The Company also began receiving royalty payments from a limited sales program in Europe in the fourth quarter of fiscal 2008.

Interest Income
Interest income decreased by $1.514 million in the year ended June 30, 2009 compared to the year ended June 30, 2008. Interest income decreased as the Company drew on its cash and short-term investment balances to fund its operations, and due to the dramatic decline in interest rates.

Licensing and Product Development Expenses
Licensing and product development expenses for the year ended June 30, 2009 decreased by $1.459 million compared to the year ended June 30, 2008.  In addition to the changes described below, core expenses for licensing and product development decreased by $1.205 million for the year ended June 30, 2009. This was mainly caused by decreases in salaries and travel expenses as a result of a reduction of staff in the U.S. office.

Nimotuzumab
Costs associated with development activities for nimotuzumab increased by $889 thousand to $6.048 million for the year ended June 30, 2009, compared to the year ended June 30, 2008. The increase was due mainly to two new clinical trials, one for brain metastases from non-small cell lung cancer (NSCLC) and the other for NSCLC patients ineligible for radical chemotherapy, which were initiated during fiscal 2009.  These expenses were partially offset by the decrease in expenditures for the phase II pediatric pontine glioma trial and monkey toxology studies.

AeroLEF™
Costs associated with development activities for AeroLEF™ decreased by $260 thousand to $1.741 million for the year ended June 30, 2009 as compared to the year ended June 30, 2008.  The decrease was primarily due to the shift from clinical activity in fiscal 2008, to new marketing, and out-licensing initiatives, as well as clarifying our regulatory position in Europe, in fiscal 2009.

Tesmilifene
Costs related to development activities for tesmilifene, have decreased by $883 thousand to $432 thousand for the year ended June 30, 2009 compared to the year ended June 30, 2008.  The decrease in spending for the current fiscal year resulted mainly from the curtailment of development subsequent to the termination of the DEC study in January 2007 and from lower intellectual property costs.   Fiscal 2008 costs were associated with closing out the DEC study and completing the PK studies.  Fiscal 2009 costs were related to the closing of the PK studies.

General and Administrative Expenses
General and administrative expenses have decreased by $1.992 million to $4.840 million for the year ended June 30, 2009, compared to the year ended June 30, 2008.  This was due mainly to lower stock based-compensation expense of $761 thousand in fiscal 2009 compared to $2.064 million in fiscal 2008, and lower audit fees by $140 thousand since we do not require a SOX audit this fiscal year end.  In addition, expenditures for consulting, legal fees, salaries, and investor relations were also lower for the year ended June 30, 2009.

Year ended June 30, 2008 compared to year ended June 30, 2007

Out-licensing Revenue
Revenue from out-licensing increased by $451 thousand for the year ended June 30, 2008 compared to the year ended June 30, 2007. The increase in revenue was due to the out-licensing agreement entered into at the end of July 2006 with Daiichi.  The agreement licensed the commercial rights for nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227 million. This initial license fee was recorded as deferred revenue and was being recognized over the estimated period of collaboration of four years. The Company also recognized royalty revenues based on a limited sales program in Europe.

Interest Income
Interest income decreased by $655 thousand in the year ended June 30, 2008 compared to the year ended June 30, 2007. Interest income decreased as the Company drew on its cash and short term investment balances to fund its operations.

Licensing and Product Development Expenses
Licensing and product development expenses for the year ended June 30, 2008 decreased by $13.127 million compared to the year ended June 30, 2007.  In addition to the specific licensing and product development costs addressed below, there was a significant decrease in licensing and product development salary expenses. Salary expenses including termination costs were $2.039 million less in fiscal 2008 compared to fiscal 2007 as the Company reduced development staff following the termination of the DEC study.

Nimotuzumab
Costs associated with development activities for nimotuzumab decreased by $784 thousand to $5.159 million for the fiscal year ended June 30, 2008 compared to $5.943 million for the year ended June 30, 2007.

The major costs in fiscal 2007 were associated with the clinical trial in Head & Neck cancer which was completed in fiscal 2007.  Expenses in fiscal 2008 were primarily associated with the monkey toxicity study, the Phase II clinical trial in colorectal cancer, and the Phase II clinical trial in pediatric diffuse incurable pontine glioma.  All of these activities began in fiscal 2008 and continued into fiscal 2009.

AeroLEF™
Costs associated with development activities for AeroLEF™ decreased by $909 thousand to $2.001 million for the fiscal year ended June 30, 2008 compared to $2.910 million for the year ended June 30, 2007.  Last year’s costs were associated with the Phase IIb study in acute pain.  In fiscal 2008, the costs included transferring the manufacturing to a contact manufacturer in the U.S. and preparing the submissions to the U.S. F.D.A.

Tesmilifene
Costs related to development activities for tesmilifene for the year ended June 30, 2008 decreased by $6.193 million to $1.315 million compared to $7.508 million for the prior year.  In the fiscal year ended June 30, 2007 the Company was completing a Phase III clinical trial (DEC) and gearing up for a FDA submission.  With the termination of this study, development of tesmilifene halted at the end of January 2007 except for completing a pharmacokinetic study and, as a result, the development costs for fiscal 2008 are significantly lower compared to the same period last year.  Costs in fiscal 2008 consisted mainly of winding down the DEC study, completing the PK studies, and maintaining the patent portfolio.

General and Administrative Expenses
General and administrative expenses decreased by $146 thousand to $6.832 million for the year ended June 30, 2008 compared to the prior year. Stock option expense increased by $347 thousand from $1.717 million for the year ended June 30, 2007 to $2.064 million for the year ended June 30, 2008. This increase was offset by reductions in other expenses such as consulting and legal costs.

Fourth Quarter - Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Out-licensing Revenue
Out-licensing revenue for the quarter ended June 30, 2009 of $720 thousand decreased by $700 thousand compared to $1.420 million in the same quarter in the prior year. This is mainly because the recognition period for the initial payments for the Daiichi and Kuhnil contracts were extended by 12 months effective January 1, 2009 and the recognition period for the IGK contract ended in December 2008, reducing the amount recognized in the quarters following.

Interest Income
Interest income has decreased by $483 thousand to $61 thousand for the three months ended June 30, 2009 compared to $544 thousand in the same period in the prior year. Interest income decreased as the Company drew on its cash and short term investment balances to fund its operations, and due to the dramatic decline in interest rates.

Licensing and Product Development Expenses
Licensing and product development expenses decreased by $932 thousand to $2.647 million for the fourth quarter ended June 30, 2009 compared to the same period last year. In addition to the changes described below, there were also decreases in salaries and travel expenses as a result of a reduction of staff in the U.S. office.

Nimotuzumab
Costs associated with development activities for nimotuzumab were $1.314 million for the three months ended June 30, 2009, compared to $1.534 million for the three months ended June 30, 2008.  The 2008 costs were primarily related to the completion of the monkey toxicity study, the Phase II clinical trial in colorectal cancer, and the Phase II clinical trial in pediatric diffuse incurable pontine glioma. The 2009 costs were due mainly to two new clinical trials, one for brain metastases from non-small cell lung cancer (NSCLC) and the other for NSCLC patients ineligible for radical chemotherapy, which were initiated during this fiscal year.

AeroLEF™
AeroLEF™ expenses have decreased by $174 thousand to $185 thousand for the three months ended June 30, 2009 compared to the same period in the prior year. The decrease was primarily due to the shift from clinical activity in fiscal 2008, to new marketing and out-licensing in fiscal 2009.

Tesmilifene
Costs related to tesmilifene totaled $13 thousand for the three months ended June 30, 2009, a decrease of $191 thousand compared to $204 thousand in the same quarter of the previous year.  The decrease in spending for the current quarter resulted mainly from the curtailment of development subsequent to the termination of the DEC study in January 2007 and from lower intellectual property costs.   Q4 2008 costs were associated with closing out the DEC study and continuing the PK studies, as well as IP management.  Q4 2009 costs were related to the closing of the PK studies.

General and Administrative Expenses
General and administrative expenses for the fourth quarter of fiscal 2009 were $1.309 million, which is comparable to $1.306 million for the same quarter in the prior year.

SUMMARY OF QUARTERLY RESULTS

	Revenue and Interest Income	Net Loss	Basic and diluted loss per common Share
June 30, 2009	$780,925	$(3,264,030)	$(0.06)
March 31, 2009	$977,762	$(3,474,839)	$(0.06)
December 31, 2008	$2,197,291	$(3,174,385)	$(0.06)
September 30, 2008	$1,657,566	$(3,156,212)	$(0.06)
June 30, 2008	$1,964,901	$(2,962,900)	$(0.05)
March 31, 2008	$1,777,864	$(3,818,647)	$(0.07)
December 31, 2007	$1,883,075	$(4,479,888)	$(0.08)
September 30, 2007	$1,817,325	$(3,624,309)	$(0.06)

In general, revenue remained steady over the first five quarters ending September 30, 2008, but changed in the last three quarters.  Revenue consists of interest earned and licensing revenue.  Licensing revenue results primarily from recognition, over time, of non-refundable up-front payments from out-licensing agreements plus milestone payments.  Revenue decreased in the quarters ended March 31, 2009 and June 30, 2009 because the payment received for one contract was fully recognized in the quarter ended December 2008 and because the recognition period for the initial payment for the Daiichi contract was extended by 12 months effective January 1, 2009, reducing the amount recognized in the quarters following.  In the quarter ended December 31, 2008 we received a one-time milestone payment of US$500,000.  The Company’s policy is to recognize non-refundable up-front payments from out-licensing agreements over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received.  There have been no new out-licensing agreements signed since fiscal 2007. The Company also received royalty revenue based on a limited sales program in Europe for the first time in the fourth quarter of fiscal 2008.  Interest income is decreasing as the Company draws on its cash and short term investment balances to fund its operations and due to interest rates dropping to historic low levels.

It is inherent in the development of drug products that planned expenditures vary depending on results achieved.  Our current plan calls for an increase in expenditures for nimotuzumab with our two new clinical trials in brain metastases and palliative non-small cell lung cancer.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.  In prior years, the Company was considered a development stage company.

The Company’s cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

The audited consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue in operation for the foreseeable future and accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash flows to continue as a going concern.  The audited consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

As at June 30, 2009 the Company had cash and short-term deposits totalling $42.051 million and accounts payables and accrued liabilities totalling $913 thousand compared to $58.101 million and $2.023 million respectively, at June 30, 2008.  The Company’s short-term deposits are bankers’ acceptances issued by Canadian Schedule A banks, maturing in less than one year. These financial instruments have been classified as held-for-trading and all gains and losses are included in loss for the period in which they arise.

Management believes that the cash and short-term deposits at June 30, 2009 are sufficient to support the Company’s activities for at least the next twelve months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which it is considered the primary beneficiary; and as such, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of June 30, 2009 no amounts were owing and the amount of future fees thereon, if any, is not determinable.

In November 2007, the Company entered into a contract for services of a clinical research organization (“CRO”), relating to a pediatric pontine glioma clinical trial for nimotuzumab in the U.S. at a cost of approximately $1.568 million (U.S. $1.348 million) of which approximately $1.005 million has been paid as at June 30, 2009 and the remaining $563 thousand has not yet been incurred. The Company may cancel the contract with 30 days’ notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at June 30, 2009 the Company continues to open clinical sites and is in the process of recruiting patients.

In February 2009, the Company entered into 2 contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases from NSCLC at a cost of $1.161 million, of which approximately $240 thousand has been incurred as at June 30, 2009 and the remaining $920 thousand is yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy and costs approximately $1.500 million, of which approximately $508 thousand has been incurred as at June 30, 2009 and the remaining $991 thousand is yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these above contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceed $1 million, totaling approximately $4.058 million of which $2.010 million has been incurred as at June 30, 2009 and the remaining $2.048 million has not yet been incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

The Company plans to expend funds to continue the development of nimotuzumab.  There are also ongoing activities directed at out-licensing commercial rights for nimotuzumab and AeroLEFTM as well as in evaluating new products to in-license.

TREND INFORMATION

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Form 20-F filed as the Annual Information Form dated September 24, 2009 in respect of the fiscal year ended June 30, 2009. These risk factors include: (i) the Company dealing with drugs that are in the early stages of development; (ii) the Company’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Company to obtain, protect and use patents and other proprietary rights; (v) the Company’s dependence on collaborative partners; (vi) the uncertain ability of the Company to keep abreast of rapid technological change; (vii) the inability of the Company to succeed against competition; (viii) the Company’s lack of manufacturing experience; (ix) the Company’s reliance on key personnel; (x) product liability and the Company’s ability to maintain insurance; (xi) the Company’s possible inability to maintain licenses; (xii) the Company’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) risks associated with the uncertainty of capital markets and volatility of the share price; and (xvii) international taxation.

OUTLOOK

The business of YM is the identification, licensing, and further development of products it believes to have the prospect for utility in human health. The Company is continually evaluating the economic and prospective viability of its various products. YM’s majority-owned joint venture, CIMYM BioSciences Inc., is the licensee for nimotuzumab for Western and Eastern Europe, North America, and Japan as well as Australia, New Zealand, Israel and certain Asian and African countries, and YM owns AeroLEF®, its other principal product in development, outright.

Randomized, Phase II, double-blind trials in brain metastases from non-small cell lung cancer (NSCLC) and in NSCLC patients ineligible for radical chemotherapy, have been initiated in Canada; recruitment commenced in March 2009 on NSCLC and is anticipated for the brain metastases trial in Q3 of calendar year 2009. A Phase II, second-line, single-arm trial in children with progressive diffuse intrinsic pontine glioma (DIPG) is ongoing at multiple sites in the US, Canada, and Israel.

Completion of recruitment in a single-arm, Phase III trial of nimotuzumab as first-line therapy for DIPG was reported by Oncoscience AG (OSAG), CIMYM’s licensee for Europe, in August 2007, and preliminary data from this trial was released at ASCO in 2008. OSAG reports that it continues to recruit in a Phase III trial in adult glioma patients and a Phase II/III trial in pancreatic cancer patients.

Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM licensee, reports marketing approval in the Philippines and Indonesia bringing to 18 the number of countries that are reported as having approved the drug for sale in specific indications. In January 2009, the National Cancer Centre of Singapore announced that it was launching a worldwide Phase III, 710-patient trial of nimotuzumab in the adjuvant setting in head and neck cancer in cooperation with IGK. This trial is in addition to the on-going investigator-initiated Phase II trial in locally advanced head and neck cancer and the initiation of a Phase II trial in cervical cancer.

Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, initiated a randomized trial with nimotuzumab in gastric cancer, designed to complete recruitment in 2009, and launched a Phase II trial in first-line NSCLC.

Nimotuzumab is, at the time of this report, being tested in 32 clinical trials worldwide having completed 20 trials to date. Eleven of these are Phase II and Phase IIIs being conducted by YM and our licensees.

After consulting with regulatory bodies in Europe and Canada, YM continues discussing the readiness of AeroLEF® for late-stage trials to identify its best options for aggressive development and partnering of this unique approach to the use of opioids.

While expenditures will increase with additional clinical activity we believe we have the resources to permit the completion of the program designed to support marketing authorization for nimotuzumab as well as AeroLEF.

Subsequent to the end of the fiscal year, YM received a license from the US Department of the Treasury’s Office of Foreign Assets Control (OFAC) to further develop its lead product, nimotuzumab, for patients in the United States. YM’s first priority is discussion with the FDA on its two IND submissions to include US citizens in the randomized, double-blind Phase II trial of nimotuzumab in NSCLC patients ineligible for radical chemotherapy and the parallel Phase II trial in patients with brain metastases from NSCLC, both of which YM initiated in Canada during the 2009 fiscal year. Development plans may also include extending one of the Phase III trials being conducted worldwide into the US, such as the multinational 710-patient Phase III trial of nimotuzumab in the adjuvant setting in head and neck cancer.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received.  Currently we have license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide us with forward estimates or current-quarter information.  Because we are not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, we do not recognize royalty revenue until the royalties are reported to us and the collection of these royalties is reasonably assured.

Intangible assets
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005. The intangible assets are amortized on a straight-line basis over the estimated time to market of seven years for technologies acquired. The estimated useful lives of the intangible assets are considered each reporting period and the carrying value is reviewed on the occurrence of a triggering event, to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in basic scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed when incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
The Company expenses all stock-based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value.  Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

Income tax valuation allowance
The Company and its joint venture have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credits, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheet.

ACCOUNTING POLICIES

The following new accounting pronouncements have been adopted during fiscal 2009:

General standards on financial statement presentation
On July 1, 2008 the Company adopted the amendments of CICA Handbook Section 1400 which includes requirements to assess and disclose an entity’s ability to continue as a going concern. Management has assessed the Company’s ability to continue as a going concern and believe that the cash and short-term deposits at June 30, 2009 are sufficient to support the Company’s activities for at least the next twelve months.

The following new accounting pronouncements have been issued and are not yet effective:

Goodwill and Intangible assets
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and is effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008, specifically July 1, 2009 for the Company.  The Company is currently assessing the impact of this section on its intangible asset recognized on the acquisition of Delex Therapeutics Inc. (“Delex”).

Financial Instruments
In June 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments - Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments, effective for fiscal years ending after September 30, 2009.  The Company is currently assessing the impact of this section on its consolidated financial statements.

International financial reporting standards
The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending September 30, 2011. The Company’s plan will consider the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting. The Company is currently in the process of assessing the differences between its current accounting policies and IFRS and cannot at this time quantify the effect the adoption of the standards will have on its consolidated financial statements.

Consolidated financial statements and non-controlling interests
In January 2009, the CICA issued Section 1601, Consolidated Financial Statements (“Section 1601”), and Section 1602, Non-controlling Interests (“Section 1602”), which together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standard 27 (Revised), Consolidated and Separate Financial Statements.  The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  The Company is currently evaluating the impact of the adoption of these new sections on its consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2009 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the year ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has assessed the design and effectiveness of internal controls over financial reporting as at June 30, 2009, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the year ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

As at June 30, 2009:	Amount	Number
Common shares	$172,921,153	55,835,356
Warrants	Nil	Nil

Note 1:    In addition to the 55,835,356 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones.  They will be valued and accounted for when they are released from escrow.
Note 2:     During fiscal 2009, 5,709,765 warrants expired.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com .